# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cohen Circle Acquisition Corp. II, CIK 0002064683
CUSIP: G2254C121
Title of class of securities: par value $0.0001 per share
Address of issuer's principal executive offices: 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania (PA), 19104
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001600344

## Reporting persons
- Lighthouse Investment Partners, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,354,079; sole dispositive power 0; shared dispositive power 1,354,079; aggregate amount beneficially owned 1,354,079 (5.35% of the class)
- MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,354,079; sole dispositive power 0; shared dispositive power 1,354,079; aggregate amount beneficially owned 1,354,079 (5.35% of the class)
- MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,354,079; sole dispositive power 0; shared dispositive power 1,354,079; aggregate amount beneficially owned 1,354,079 (5.35% of the class)
- MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,354,079; sole dispositive power 0; shared dispositive power 1,354,079; aggregate amount beneficially owned 1,354,079 (5.35% of the class)
- Shaolin Capital Partners SP, a segregated portfolio of PW MAP SPC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,354,079; sole dispositive power 0; shared dispositive power 1,354,079; aggregate amount beneficially owned 1,354,079 (5.35% of the class)
- Eagle Harbor Multi-Strategy Master Fund Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,354,079; sole dispositive power 0; shared dispositive power 1,354,079; aggregate amount beneficially owned 1,354,079 (5.35% of the class)
- North Rock Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,354,079; sole dispositive power 0; shared dispositive power 1,354,079; aggregate amount beneficially owned 1,354,079 (5.35% of the class)
- NR1 SP, a segregated portfolio of North Rock SPC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,354,079; sole dispositive power 0; shared dispositive power 1,354,079; aggregate amount beneficially owned 1,354,079 (5.35% of the class)

## Item 1. Issuer
Name of issuer: Cohen Circle Acquisition Corp. II
Address of issuer's principal executive offices: 2929 Arch Street, Suite 1703, Philadelphia, PA 19104

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

1. Lighthouse Investment Partners, LLC ("Lighthouse")
2. MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC ("MAP 136")
3. MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC ("MAP 214")
4. MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC ("MAP 204")
5. Eagle Harbor Multi-Strategy Master Fund Limited ("Eagle Harbor")
6. Shaolin Capital Partners SP, a segregated portfolio of PW MAP SPC ("Shaolin")
7. NR1 SP, a segregated portfolio of North Rock SPC ("NR1 SP")
8. North Rock Capital Management, LLC ("North Rock")

This Statement relates to the Issuer's shares of common stock ("Shares") directly beneficially owned by MAP 136, MAP 204, MAP 214, Shaolin, and Eagle Harbor. Lighthouse serves as the investment manager of MAP 136, MAP 204 and MAP 214. Lighthouse serves as the platform services provider for Shaolin and Eagle Harbor. North Rock, a wholly owned affiliate and relying adviser of Lighthouse, serves as the investment manager for NR1 SP. Because Lighthouse may be deemed to control MAP 136, MAP 204, MAP 214, Shaolin, Eagle Harbor, and NRI SP, Lighthouse may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of the Issuer's Shares reported herein.
Address of principal business office or, if none, residence:
Lighthouse and North Rock: 3801 PGA Boulevard, Suite 604, Palm Beach Gardens, FL 33410

MAP 136, MAP 204, & MAP 214: c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands

Shaolin & Eagle Harbor: Ugland House, 121 South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands

NR1 SP: c/o Maples, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands
Citizenship: Lighthouse and North Rock are both Delaware limited liability companies. MAP 136, MAP 204, and MAP 214 are all segregated portfolios of LMA SPC, a Cayman Islands segregated portfolio company. Shaolin is a segregated portfolio of PW MAP SPC, a Cayman Islands segregated portfolio company. NR1 SP is a segregated portfolio of North Rock SPC, a Cayman Islands segregated portfolio company.Eagle Harbor is a Cayman Islands exempt company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, Lighthouse, MAP 136, MAP 204, MAP 214, North Rock, NR1 SP Shaolin, and Eagle Harbor may be deemed the beneficial owners of 1,354,079 Shares.
Percent of class: As of December 31, 2025, Lighthouse, MAP 136, MAP 204, MAP 214, North Rock, NR1 SP Shaolin, and Eagle Harbor may be deemed the beneficial owners 5.35% of Shares.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,354,079
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,354,079

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lighthouse Investment Partners, LLC: Robert P. Swan, Robert P. Swan, Vice President (02/17/2026)
- MAP 136 Segregated Portfolio, a segregated portfolio of LMA SPC: Robert P. Swan, Robert P. Swan, Director (02/17/2026)
- MAP 204 Segregated Portfolio, a segregated portfolio of LMA SPC: Robert P. Swan, Robert P. Swan, Director (02/17/2026)
- MAP 214 Segregated Portfolio, a segregated portfolio of LMA SPC: Robert P. Swan, Robert P. Swan, Director (02/17/2026)
- Shaolin Capital Partners SP, a segregated portfolio of PW MAP SPC: Robert P. Swan, Robert P. Swan, Vice President of Platform Service Provider (02/17/2026)
- Eagle Harbor Multi-Strategy Master Fund Limited: Robert P. Swan, Robert P. Swan, Vice President of Platform Service Provider (02/17/2026)
- North Rock Capital Management, LLC: Kelly R. Perkins, Kelly R. Perkins - Vice President (02/17/2026)
- NR1 SP, a segregated portfolio of North Rock SPC: Kelly R. Perkins, Kelly R. Perkins - Director (02/17/2026)